

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

<u>Via E-mail</u>
Mr. Leon O. Moulder, Jr.
Chief Executive Officer
TESARO, Inc.
1000 Winter Street, Suite 3300
Waltham, MA 02451

> **Re: TESARO, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 25, 2012**
> **File No. 333-180309**

Dear Mr. Moulder:

We have reviewed the above-referenced amended registration statement and correspondence filed on May 25, 2012 and June 5, 2012 have the following remaining comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis
Stock-Based Compensation , page 62

1. We have read your correspondence dated June 5, 2012. Please provide disclosure in the filing as outlined in your response the reasons for the changes in fair value from March 31, 2012 to the latest valuation date, May 31, 2012. Please clarify why each factor contributed to the significant increase in the fair value. In this regard, please clarify that the licensing agreement with Merck is for a product that just completed Phase 1 development and why you believe the licensing agreement significantly contributed to the fair value. In addition, please provide a discussion of each significant factor contributing to the difference between the fair value at May 31, 2012 and the estimated IPO price. We will finalize our evaluation

relating to any beneficial conversion feature and stock compensation once an initial public offering price has been set.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Leon O. Moulder
TESARO, Inc.
June 8, 2012
Page 4

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

Via E-mail
cc: Asher M. Rubin, Esq.
        Hogan Lovells US LLP
        100 International Drive, Suite 2000
        Baltimore, MD 21202